NEWS RELEASE 09-33	Nov. 16, 2009

FRONTEER REPORTS THIRD QUARTER RESULTS

Fronteer Development Group Inc. (FRG – TSX/AMEX) today disclosed financial and operating results for the three and nine months ended September 30, 2009. Details are described in the unaudited consolidated financial statements and Management’s Discussion and Analysis for the same periods, available on SEDAR at http://www.sedar.com. Further details on each of Fronteer’s projects and activities can also be found on the Company’s website: http://www.fronteergroup.com. All amounts are presented in Canadian dollars unless otherwise stated.

Highlights from the past nine months:

  Cash, cash equivalents and short term deposits at September 30, 2009 totaled $159.4 million.
  Signed a memorandum of understanding to sell our 40% interest in the Agi Dagi and Kirazli gold deposits in Turkey, to Alamos Gold Inc. ("Alamos") for US$16.0 million and 1,600,000 common shares of Alamos.
  Recognized a significant gain on a equity portfolio investment, resulting in cash proceeds of $11.8 million.
  Completed an initial resource estimate at the Long Canyon Project.
  Initiated permitting for underground access and bulk sampling at Northumberland.
  Promising drill results from two priority Nevada gold projects – Sandman and Long Canyon.
  Completed a share-exchange acquisition of Aurora Energy Resources Inc.
  Completed a positive preliminary economic assessment for the Michelin Project that supports a financially robust open-pit and underground uranium mining operation.
  Hired a Chief Operating Officer and a Vice President, Business Development.

Liquidity

At September 30, 2009, we had cash, cash equivalents and short-term deposits on our balance sheet of $159.4 million and working capital of $159.1 million as compared to cash, cash equivalents and short-term deposits of $81.0 million and working capital of $78.4 million at December 31, 2008. The change in cash, cash equivalents and short-term deposits and working capital of $78.4 million and $80.7 million, respectively, is primarily due to our acquisition of and consolidation of Aurora and its financial results since March 3, 2009, offset by cash exploration expenditures (net of recoveries) $10.9 million and cash used in operations of $8.9 million.

Outlook

Our three priority US gold projects are Northumberland (100%-owned), Long Canyon and Sandman (95%-owned), all in Nevada. Through Aurora, we have the Michelin uranium project (100% owned) in Labrador. We operate of all of these projects except Sandman.

At Long Canyon, we expect to disclose an initial PEA by year-end 2009. An updated resource estimate based on 2009 drilling and an updated PEA are planned for 2010. At Sandman, we expect to publish an updated resource estimate in 2010. An updated resource estimate for Northumberland is also expected by year-end, as well as plans to complete a PEA in 2011. For the Halilaga project in Turkey, we currently expect to complete an initial resource estimate in 2010. Finally, we anticipate completion of the sale of the Agi Dagi and Kirazli projects to Alamos by the end of December 2009. This will increase our cash position by US$16 million and will increase our investments by approximately $16 million.

At present, we have no revenue-producing operations. At the end of 2009, absent an acquisition or other initiatives, we expect to have approximately $164.5 million in cash, cash equivalents and short term deposits, compared with $159.4 million as at September 30, 2009. For the fourth quarter of 2009, we expect to spend approximately $7.6 million, absent new initiatives. This includes budgeted exploration and related project spending by Fronteer of approximately $6.2 million for all projects (net of contributions by joint venture partners) and approximately $1.4 million on other expenses and asset acquisitions, net of interest income.

Priority gold projects
At Northumberland, the first three-quarter project expenses totaled $2.4 million. For the remaining quarter of 2009, we expect an additional $1.1 million to be spent as part of a multidisciplinary program to select the most viable, near-term development approach. Drilling from surface is being conducted in the fourth quarter to extend one of several high-grade zones that are open for expansion within the resource. Geotechnical drilling has also been conducted to investigate rock quality and strength in areas that may eventually host open-pit high walls. Work on Northumberland’s first Multiple Indicator Kriging (“MIK”) resource estimate is planned to be completed by year-end, serving as a basis for ongoing advancement studies, including open-pit and underground mine design. A multiphase metallurgical program is also progressing as planned, with a Phase 1 report on alkaline pressure oxidation testing and metallurgical characterization planned to be completed by January 2010. Permits were filed with the state of Nevada to build a decline to access the deeper extension of the mineral resource for both an exploration drill program to better define the grade and continuity of mineralization; and metallurgical sampling. Construction of the decline is anticipated to be completed in 2010. We estimate the cost of the permitting and related engineering expenses for the decline at $2.0 million. The cost of the decline itself, if approved, would be approximately $3.0 million.

At Long Canyon, our 51% share of project expenditures (including non-cash expenses) for the nine months ended September 30, 2009 totaled $8.1 million mainly for 24,152 metres of exploration and infill drilling, and metallurgical testing and for our 51% share of the M&N Ranch purchase. For the remaining quarter of 2009, we expect our share of project cash expenditures will total $3.1 million, including 10,000 metres of additional drilling. During the third quarter, we disclosed results of step-out drilling that significantly increased the footprint of the deposit. Drilling continues to highlight the strong continuity and high-grade nature of gold mineralization at Long Canyon. Drill results from this season's work program are expected to be included in an updated NI 43-101 resource estimate to be completed during the first quarter of 2010. We have also completed open-pit mine designs and schedules to be incorporated in a cash flow model to be released in a PEA being developed by Mine Development Associates, in the fourth quarter of 2009. In addition, we initiated additional metallurgical testing and conducted geotechnical drilling to investigate rock quality and strength in areas that are planned to eventually host open-pit high walls. For the remainder of 2009, we intend to continue significant engineering, environmental, hydrological, metallurgical, land, and legal programs.

At Sandman, project operator Newmont USA spent approximately US$4.2 million during the first three quarters of 2009. The budget for the remainder of 2009 is US$0.8 million. During the first three quarters of 2009, Newmont completed 96 drill holes totaling 8,994 metres and conducted preliminary metallurgical work, geophysical surveying, and ground water/geo-technical studies, Bottle-roll leach tests and gravity testing were recently undertaken using samples from the 2009 drill program. This augments a 1,100-ton bulk sample taken from the Southeast Pediment deposit in 2001 and treated in Newmont's Juniper Mill. In 2010, we plan to update Sandman's resource estimate with drill results completed since April 2007. Newmont has the right to earn an initial 51% interest in Sandman by June 2011 by spending a minimum US$14.0 million on exploration, make a production decision supported by a bankable feasibility study, and other conditions. As at September 30, 2009, Newmont USA has spent US$7.2 million on the property, or 51% of the required amount to earn its initial interest. As part of phase two, Newmont may earn an additional 9% interest in Sandman by spending a further US$9 million on development.

SELECTED FINANCIAL DATA
This summary of selected financial data (in thousands, except per share amounts) should be read in conjunction with the Management Discussion and Analysis ("MD&A") and the unaudited consolidated financial statements and related notes thereto for the periods indicated.

	(Unaudited) For the three		(Unaudited) For the nine
	months ended		months ended
In thousands,	Sept. 30, 2009	Sept. 30, 2008	Sept. 30, 2009	Sept. 30, 2008
except per share
Net income (loss)	$11,889	($5.086)	$7,923	($12,670)
Total comprehensive	$9,936	($5,086)	$7,974	($17,458)
income (loss)
Basic / diluted	$0.10 / $0.09	($0.06) / ($0.06)	$0.07 / $0.07	($0.15	) /
earnings (loss) per				($0.15)
share
Weighted average	118,766 /	83,226 / 83,226	109,955 /	83,207	/
shares outstanding	126,257		111,727	83,207
(basic/diluted)
Cash invested in	$5,914	$5,317	$10,942	$11,078
mineral properties,
net of recoveries
Cash generated by	$152	-	$227	$130
financing activities

	As at
	Sept. 30, 2009
	(Unaudited)	Dec. 31, 2008
Cash and short-term deposits	$159,978	$82,197
Working capital	$159,067	$78,419
Total assets	$519,105	$403,519
Shareholders’ equity	$456,129	$338,535

For the three months ended September 30, 2009, we earned $11.9 million or $0.10 per share while for the nine months ended September 30, 2009, we earned $7.9 million or $0.07 per share, compared to a loss of $5.1 million or $0.06 per share and $12.7 million or $0.15 per share for the same periods in the prior year.

Operating expenses totaled $8.1 million and $19.8 million for the three and nine months ended September 30,

2009, up 81% and 41% from $4.5 million and $14.0 million a year earlier. The reasons for the overall increase was an increase in write-downs of exploration properties and deferred exploration expenditures, wages and benefits, office and general expenses, professional fees, investor relations, and listing and filing fees, offset by a decrease in stock-based compensation expense.

Other income which consisted primarily of a gain on the sale of our investment in East Asia, foreign exchange gains or losses, interest income and mark to market adjustments on share purchase warrants acquired in 2009, totaled $18.9 million and $23.3 million for the three and nine months ended September 30, 2009 as compared to a loss of $1.2 million and income of $0.2 million for the same periods in 2008. During the third quarter, we sold 6,000,000 shares of East Asia at an average cost of $1.98, realizing a gain on the sale of $9.3 million compared to a gain of $1.8 million on the sale of Latin American Minerals shares in 2008. Interest income increased over 2008, as a result of the increased average cash balances primarily resulting from the Aurora acquisition, offset by lower realized interest rates. We realized a $6.0 million foreign exchange gain for the nine months ended September 30, 2009 compared to a foreign exchange loss of $2.4 million for the same period in 2008.

ABOUT FRONTEER

We have put in place the necessary building blocks to transform ourselves from an exploration and development company to an owner of gold production. Our solid financial position and strengthened operational team give us the ability to advance the projects in our pipeline from exploration through to production. Our future potential production platform includes our Long Canyon, Sandman and Northumberland projects – all located in Nevada, one of the friendliest gold-mining jurisdictions in the world. Our robust pipeline also includes more than 675,000 acres of precious-metals mineral rights in Nevada, along several major gold trends, and a 40% interest in an emerging copper-gold mineral district in northwestern Turkey. In addition, Fronteer has 100% ownership of Aurora Energy Resources, developer of one of the largest uranium deposits not currently in production. For further information on Fronteer visit www.fronteergroup.com or contact:

Mark O'Dea, Ph.D, P.Geo President and CEO
Richard Moritz, Director, Investor Relations
Glen Edwards, Director, Communications
Phone 604-632-4677 or Toll Free 1-877-632-4677
info@fronteergroup.com

Except for the statements of historical fact contained herein, certain information presented constitutes "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including but not limited to, those with respect to size of exploration budgets and timing of exploration programs, potential sale of Turkish assets, , and size of exploration program involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievement of Fronteer to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, risks related to international operations and joint ventures , the actual results of current exploration activities, conclusions of economic evaluations, uncertainty in the estimation of ore reserves and mineral resources, changes in project parameters as plans continue to be refined, future prices of gold and silver, environmental risks and hazards, increased infrastructure and/or operating costs, labor and employment matters, and government regulation and permitting requirements as well as those factors discussed in the section entitled "Risk Factors" in Fronteer’s Annual Information form and Fronteer’s latest Form 40-F on file with the United States Securities and Exchange Commission in Washington, D.C. Although Fronteer has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Fronteer disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Accordingly, readers should not place undue reliance on forward-looking statements.